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14041482

9/3/14

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51259

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

*

REPORT AS OF 06/30/14
MM/DD/YY

A. REGISTRANT IDENTIFICATION

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 29 2014
17 REGISTRATIONS BRANCH

OFFICIAL USE ONLY
FIRM ID. NO.

NAME OF BROKER-DEALER:

REDRIDGE SECURITIES, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

208 South LaSalle Street, Suite 1602
(No. and Street)

Chicago	**Illinois**	**60604**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brent D. Hurt	**(312) 499-9600**
	(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska, Certified Public Accountants
(Name – if individual, state last, first, middle name))

141 West Jackson Boulevard, Suite 2250	**Chicago**	**Illinois**	**60604**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

9/4/14

OATH OR AFFIRMATION

I, **Brent D. Hurt**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of **RedRidge Securities, Inc.** as of **June 30, 2014** are true and correct. I further (swear) (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President
Title

Subscribed and sworn to before me this

26 day of August 2014

"OFFICIAL SEAL"
Philip C Ryan
Notary Public, State of Illinois
My Commission Expires 8/20/2016

Notary Public

This report** contains (check all applicable boxes)
[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Cash Flows.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[ ] (o) Independent Auditors' Report on Internal Accounting Control.
[ ] (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.10(d)2(iv).

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**

REDRIDGE SECURITIES, INC.
(FKA H.D. BRENT & COMPANY, INC.)

STATEMENT OF FINANCIAL CONDITION
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d)

June 30, 2014
<u>AVAILABLE FOR PUBLIC INSPECTION</u>

R&J

RYAN & JURASKA
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of RedRidge Securities, Inc.,

We have audited the accompanying statement of financial condition of RedRidge Securities, Inc. (the "Company") as of June 30, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

Auditor's Responsibility
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion
In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of RedRidge Securities, Inc. as of June 30, 2014, in conformity with accounting principles generally accepted in the United States.

Report on Other Regulatory Requirements
The information contained in supplementary schedules has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information in the supplementary schedules reconciles to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary schedules. In forming our opinion on the information in the supplementary schedules, we evaluated whether the information in the supplementary schedules, including its form and content is presented in conformity with 17 C.F.R. 240.17a-5. In our opinion, the information in the supplementary schedules is fairly stated in all material respects, in relation to the financial statement as a whole.

Ryan & Juraska

Chicago, Illinois
August 26, 2014

REDRIDGE SECURITIES, INC.

Statement of Financial Condition

June 30, 2014

Assets		
Receivable from broker-dealer	$	35,000
Receivable from affiliate		1,420
	$	36,420
Liabilities and Shareholders' Equity		
Liabilities:		
Payable to broker-dealer	$	1,420
Accounts payable		702
		2,122
Shareholders' equity:		
Common stock, $0.01 par value; 500 shares authorized; 100 shares issued and outstanding		1
Additional paid-in capital		38,999
Retained deficit		(4,702)
		34,298
	$	36,420

See accompanying notes.

REDRIDGE SECURITIES, INC.

Notes to Statement of Financial Condition

June 30, 2014

---

1. Organization and Business

RedRidge Securities, Inc. (the "Company"), formerly H.D. Brent & Company, Inc. ("HDB"), was incorporated in the State of Illinois on December 8, 1997 as H.D. Brent, Inc. and changed its name to HDB on January 15, 1998. On February 28, 2014, RedRidge Securities Holdings, Inc. (the "Parent") acquired 97% of the outstanding stock of HDB, and consequently the name was changed to RedRidge Securities, Inc. on May 2, 2014. Prior to the acquisition, HDB was wholly owned by H.D.B Holdings, Inc. ("HDBH"), which is now a minority shareholder owning 3% of the Company. There were no other principal changes to the Company or its business lines in conjunction with the acquisition. The Company is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company conducts business primarily with retail customers and introduces that business on a fully-disclosed basis to a clearing broker.

2. Summary of Significant Accounting Policies

Revenue Recognition
Transactions in securities are recorded on the trade date.

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Income Taxes
The Company's taxable income is included in the consolidated income tax return filed by the Parent. The companies provide for taxes in accordance with ASC 740, "Income Taxes", which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are recognized based on the difference between the financial statement and tax basis of liabilities and assets using enacted tax rates.

In accordance with U.S. GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for the years before 2011. Based on its analysis, there were no tax positions identified by management which did not meet the "more likely than not" standard as of and for the year ended June 30, 2014.

3. Related Party Transactions

The Company has an expense sharing agreement with HDBH. The expense sharing agreement provides for HDBH to pay the related monthly overhead expenses of the Company.

The Company also had a receivable totaling $1,420 from an affiliate for operating expenses paid on behalf of the affiliate.

4. Off-Balance Sheet Risk

Securities transactions of customers are introduced to and cleared through a clearing broker. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations (see Note 7 regarding guarantees). In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral or reduce positions where necessary.

Amounts due from the clearing broker represent a concentration of credit risk and primarily relate to a clearing deposit and commissions receivable on securities transactions. The Company does not anticipate nonperformance by customers or its clearing broker. In addition, the Company has a policy of reviewing, as considered necessary, the clearing broker with which it conducts business.

5. Income Taxes

As a result of losses incurred by other members of the consolidated group, there was no income tax liability in the consolidated income tax return filed for the year ended June 30, 2014. Accordingly, the Company did not record an accrual for income taxes.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" of $5,000. At June 30, 2014, the Company had net capital and net capital requirements of $32,878 and $5,000, respectively.

7. Guarantees

Accounting Standards Codification Topic 460 ("ASC 460"), Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others (see Note 4 regarding clearing guarantees).

8. Fair Value Disclosure

In accordance "U.S. GAAP", fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 Inputs – Valuation is based on quoted prices in active markets for identical assets or liabilities at the reporting date.

Level 2 Inputs – Valuation is based on other than quoted prices included in Level 1 that are observable for substantially the full term of the asset or liability, either directly or indirectly.

Level 3 Inputs – Valuation is based on unobservable inputs for the valuation of the asset or liability. Level 3 assets include investments for which there is little, if any, market activity. These inputs require significant management judgment or estimation.

The availability of valuation techniques and observable inputs can vary from investment to investment and is affected by a wide variety of factors, including, the type of investment, whether the investment is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for investments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

At June 30, 2014, the Company held no Level 1, Level 2 or Level 3 investments.

9. Subsequent Events

The Company has evaluated the events and transactions that have occurred through August 26, 2014 the date the financial statement was issued, and noted no items requiring disclosure in the Company's financial statement.

SUPPLEMENTAL SCHEDULES

REDRIDGE SECURITIES, INC.

Computation of Net Capital for Broker and Dealers pursuant to Rule 15c3-1

Year Ended June 30, 2014

Computation of net capital				
Total shareholder's equity			$	34,298
Deductions and/or charges:				
Non-allowable assets:				
Receivables from non-customers	$	1,420		(1,420)
Net capital			$	32,878
Computation of basic net capital requirement				
Minimum net capital required (greater of $5,000 or 6 ⅔% of aggregate indebtedness)				5,000
Net capital in excess of net capital requirement			$	27,878
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required			$	26,878
Computation of aggregate indebtedness				
Aggregate indebtedness			$	2,122
Ratio of aggregate indebtedness to net capital			%	6.45

There are no material differences between the above computation and the Company's corresponding unaudited amended Form FOCUS Part II filing as of June 30, 2014.

See accompanying notes.

REDRIDGE SECURITIES, INC.

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

June 30, 2014

The Company did not handle any customer cash or securities during the year ended June 30, 2014 and does not carry any securities accounts for customers or perform custodial functions relating to customer securities.

REDRIDGE SECURITIES, INC.

Information Relating to Possession or Control Requirements pursuant to Rule 15c3-3

June 30, 2014

The Company did not handle any customer cash or securities during the year ended June 30, 2014 and does not carry any securities accounts for customers or perform custodial functions relating to customer securities.

RedRidge Securities, Inc.
208 South LaSalle Street
Suite 1602
Chicago, IL 60604
(312) 499-9600

August 28, 2014

U.S. Securities & Exchange Commission
Mail Stop 8031
Registrations Branch
100 F Street, NE
Washington, DC 20549

Re: RedRidge Securities, Inc.

Dear Sir/Madam:

Pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934, on behalf of the above-referenced entity, we enclose 1 copy each of the financial statements and the statement of financial condition and supplementary information of the above-referenced entity as of June 30, 2014, and for the year then ended, with reports of independent certified public accountants.

Very truly yours,

Brent D. Hurt
President